07006680

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53126

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INSTREAM PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Middlefield Road, Suite 150
(No. and Street)

Menlo Park, (City) CA (State) 94025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KENT SHIMASAKI (415) 217-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAORO ZYDEL & HOLLAND LLP
(Name – *if individual, state last, first, middle name*)

180 MONTGOMERY STREET, SUITE 700 (Address) SAN FRANCISCO, (City) CA (State) 94104 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 30 2007 WASH, D.C. 199

PROCESSED APR 17 2007 THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/11

OATH OR AFFIRMATION

I, KENT SHIMASAKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INSTREAM PARTNERS, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Kent Shimasaki
Signature

Managing Member
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KAREN ARMSTRONG
COMM. #1578921
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Expires June 12, 2009

State of California, County of Santa Clara
Subscribed and sworn to (~~or affirmed~~) before me
on this 29 day of March, 2007,
by Kent Shimasaki,
~~personally known to me or~~ proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.
Signature: Karen Armstrong

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	3
FINANCIAL STATEMENTS	
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Members' Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8
SUPPLEMENTAL INFORMATION	
SCHEDULE I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
SCHEDULE II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Commission	12
Information for Possession or Control Requirements under Rule 15c3-3	12
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	13

DAORO ZYDEL & HOLLAND LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

The Members
Instream Partners, LLC

We have audited the accompanying statement of financial condition of Instream Partners, LLC, a California limited liability company, as of December 31, 2006, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Instream Partners, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Daoro Zydel + Holland LLP

San Francisco, California
March 26, 2007

180 Montgomery St., Ste 700 • San Francisco, CA 94104 • Main: 415.781.2500 • Toll Free: 877.681.2500 • Fax: 415.781.2530

www.dzh.com

INSTREAM PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash and cash equivalents	$	106,992
Receivable from customers		14,320
Due from members		4,676
Prepaid expenses		837
	$	126,825

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accrued expenses	$	12,981
MEMBERS' EQUITY		113,844
	$	126,825

The accompanying notes are an integral part of this statement.

INSTREAM PARTNERS, LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2006

REVENUES	
Consulting fees	$ 1,067,050
Other income	11,931
Total revenues	1,078,981
OPERATING EXPENSES	
Guaranteed payments to members	1,034,056
Professional fees	64,866
Rent	47,921
Consultants	43,893
Bad debt expense	40,150
Travel	27,924
Database support service	25,941
Communication costs	15,466
Marketing	11,756
Meals and entertainment	10,491
Taxes	6,800
Compliance e-mail services	6,221
Telephone	5,512
Computer costs	4,805
Dues and subscriptions	4,699
Miscellaneous	3,732
Office supplies	3,672
Conference expense	1,700
Internet access	1,503
Employee benefits	499
Total operating expenses	1,361,607
Loss from operations	(282,626)
OTHER INCOME (EXPENSES)	
Gain on sale of stock	20,657
Other income	49,158
Loss on lease termination	(12,000)
	57,815
NET LOSS	$ (224,811)

The accompanying notes are an integral part of this statement.

INSTREAM PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2006

Members' equity - beginning of year	$ 256,195
Contributions	82,460
Net loss	(224,811)
Members' equity - end of year	$ 113,844

The accompanying notes are an integral part of this statement.

INSTREAM PARTNERS, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2006

CASH FLOWS FROM (TO) OPERATING ACTIVITIES	
Net loss	$ (224,811)
Adjustments to reconcile net loss to net cash used in operating activities:	
Expenses paid directly by members	59,960
Gain on sale of stock	(20,657)
Changes in operating assets and liabilities:	
Receivables from customers	7,025
Due from members	(4,676)
Prepaid expenses	(14)
Lease deposit	15,388
Accounts payable and accrued expenses	(22,546)
Net cash used in operating activities	(190,331)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sale of securities	30,657
Net cash provided by investing activities	30,657
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contribution	22,500
Net cash provided by financing activities	22,500
NET DECREASE IN CASH AND CASH EQUIVALENTS	(137,174)
Cash and cash equivalents, beginning of year	244,166
Cash and cash equivalents, end of year	$ 106,992

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF BUSINESS

Instream Partners, LLC (the Company) is headquartered in Menlo Park, California. The Company, which provides investment banking services, focuses on middle market growth companies, and is a member of the National Association of Securities Dealers (NASD).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less when purchased to be cash equivalents.

The Company maintains its cash balances at one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2006, the Company had cash balances in excess of insured amounts.

Revenue Recognition

The Company earns fees from providing merger and acquisition advice, general corporate finance advisory services and privately raising capital for public and private companies on an agency basis. The company recognizes the revenue from these services as earned on a pro rata basis over the contract term or upon completion of financing.

Income Taxes

The financial statements do not include a provision for income taxes because the limited liability company does not incur federal or state income taxes. Instead, its earnings and losses are included in the member's personal income tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE C - RECEIVABLES

Receivables from customers are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off as a charge to the valuation allowance and a credit to accounts receivable.

NOTE D - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1(a)(2)(vi)), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $91,659, which was $86,659 in excess of its required net capital of $5,000. Aggregate indebtedness to net capital ratio at December 31, 2006 was .14 to 1.

NOTE E - CONCENTRATION

For the year ended December 31, 2006, the Company earned 46% of its revenue from three customers.

SUPPLEMENTAL INFORMATION

SCHEDULE I

INSTREAM PARTNERS, LLC

December 31, 2006

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net capital		
Total member's equity from statement of financial condition		$ 113,844
Deductions:		
Nonallowable assets:		
Receivables from customers	$ 14,320	
Due from members	4,676	
Other assets	1,538	20,534
Tentative net capital		93,310
Haircuts		(1,651)
Net capital		91,659
Required net capital under Rule 15c3-1 subparagraph (a)(2)(vi)		5,000
Excess net capital		$ 86,659
Minimum net capital requirement (6 2/3% of $12,981)		$ 864
Minimum dollar net capital requirement		5,000
Net capital requirement		5,000
Excess net capital		86,659
Excess net capital at 1000%		90,361
Total aggregate indebtedness		12,981
Net capital		91,659
Ratio of aggregate indebtedness to net capital		.14 to 1
Aggregate indebtedness:		
Accrued expenses		$ 12,981
Reconciliation with the Company's computation:		
Tentative net capital as previously reported		$ 100,114
Adjustments:		
Increase to accrued expenses		(6,804)
Tentative net capital		93,310
Haircuts		(1,651)
Net capital		$ 91,659

SCHEDULE II

INSTREAM PARTNERS, LLC

December 31, 2006

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exhange Commission

An exception from Rule 15c3-3 is claimed based upon section (k)(2)(i), limited business.

Information for Possession or Control Requirements Under Rule 15c3-3

Not Applicable

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

The Members
Instream Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Instream Partners, LLC, for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 (continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one ore more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Darro Zydel + Holland LLP

San Francisco, California
March 26, 2007

END